                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Crayfish Co., Ltd.
                                                   -----------------------------
                                                            (Registrant)
                                                   By   /s/ Masaaki Shimamura
                                                      --------------------------
                                                             (Signature)
                                           Masaaki Shimamura          *  *  *
                                           President and Representative Director

Date: May 20, 2005


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.  REVISED PREVIOUS EARNING PROJECTION (ENGLISH TRANSLATION)




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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "REVISED PREVIOUS EARNING PROJECTIONS" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              For Immediate Release
                              [English translation]

   [Note: This English translation of the "Revised previous earning projections" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]

                      REVISED PREVIOUS EARNING PROJECTIONS

   Tokyo / New York, May 20, 2005 - Crayfish Co., Ltd. (Mothers: 4747) ("Crayfish" or "the Company"), a provider of internet-related services for small and medium sized enterprises in Japan, announced today that with reference to the Company's recent business performance, the Company revised earning projections as follows:

1. The revised of the consolidated earning projections for interim FY05 (From Oct 1, 2004 to Mar 31, 2005)

                                                                                  (Millions of yen, %)
                                                Net sales          Ordinary income          Net income
                                                ---------          ---------------          ----------
Previous earning projections (A)                  2,920                  500                   580
Present revised earning projections (B)           3,440                  520                   600
Change (B - A)                                      520                   20                    20
Variance (%)                                       17.8                  4.0                   3.4
Results of previous interim period
(From Oct 1, 2003 to Mar 31, 2004)                1,519                  264                   365

(The reasons for changes over previous earning projections)

   With reference to the Company's consolidated subsidiary's current media business, the number of acquiring new customers, handling number of media companies and the amount of advertising spaces do well. Therefore income will increase more than previous earning projection. As a result, Net sales will be JPY3,440 millions. Moreover, Ordinary income and net income will be JPY520 millions and JPY600 millions, respectively.

   In addition, consolidated earning projections for annual FY05 will not change at the present moment.


2. The revised of the non-consolidated earning projections for interim and annual FY05 (From Oct 1, 2004 to Sep 30, 2005)

                                                                                  (Millions of yen, %)
Interim                                         Net sales          Ordinary income          Net income
-------                                         ---------          ---------------          ----------
Previous earning projections (A)                  1,450                  130                   210
Present revised earning projections (B)           1,400                  120                   120
Change (B - A)                                      (50)                 (10)                  (90)
Variance (%)                                       (3.4)                (7.6)                (42.9)
Results of previous interim period
(From Oct 1, 2003 to Mar 31, 2004)                1,515                  271                   372

Annual                                          Net sales          Ordinary income          Net income
------                                          ---------          ---------------          ----------
Previous earning projections (A)                  2,880                  230                   310
Present revised earning projections (B)           1,900                  220                   220
Change (B - A)                                     (980)                 (10)                  (90)
Variance (%)                                      (34.0)                 4.3                 (29.0)
Results of previous annual period
(From Oct 1, 2003 to Sep 30, 2004)                3,293                  507                   591

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(The reasons for changes over previous earning projections)

   During interim period, the Company has stopped to manage hardware business, however the impact has been small. Moreover, customer cancellation rate of Server business has been low. As a result, Net sales will be JPY1,400 millions and Ordinary income will be JPY120 millions. And also, the Company has reevaluated the deferred tax asset, because of stopped to manage hardware business. Therefore interim net income will be JPY120 millions.

   In annual period, net sales will be JPY1,900 millions, Ordinary income JPY220 millions and Net income will be JPY220 millions, because of above reasons.


(Note) Earning projections are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and actual results may materially differ from earning projections discussed herein. Investors should not base their investment decisions on these earning projections.


For corporate information in Japan
           Investor Relations Department
           +81-3-5951-7192
           ir@crayfish.co.jp